UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Private Media Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74266R104

(CUSIP Number)

Jacques de Bliek,  Consipio Holding BV  WALSOORDENSESTRAAT 70  WALSOORDEN,  The Netherlands  4588 KD  Phone : 011 31 114 687 272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 06, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CONSIPIO HOLDING BV 00000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,600,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
5,600,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,600,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27 (1)%

14	TYPE OF REPORTING PERSON
CO

(1) Based on 20,705,823 shares of common stock reported outstanding in Private Media Group, Inc.’s last Quarterly Report on Form 10-Q filed for the quarter ended March 31, 2010.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $.001 per share (the "Common Stock") of Private Media Group, Inc., a Nevada corporation (the "Issuer"), 537 Stevenson Street, San Francisco, California 94103 (U.S. principal executive office) - Calle de la Marina 16-18, Floor 18, Suite D, 08005 Barcelona, Spain (European principal executive office).

Item 2.	Identity and Background

(a)
This statement is filed by Consipio Holding BV, a company organized under the laws of the Netherlands (the “Reporting Person”). The following persons are required to be identified in this statement with respect to the Reporting Person:

The Reporting Person’s Managing Director is Jacques de Bliek, a citizen of the Netherlands. Mr. de Bliek’s business address is Spoorlaan 320, 5038 CC Tilburg, The Netherlands. Mr. de Bliek is an attorney with the firm of de Bliek Oomen.

The Reporting Person’s General Counsel is Johannes Engelsma, a citizen of the Netherlands. Mr. Engelsma’s business address is IJsselmeerdijk 19, NL-1473 PP Warder, the Netherlands. Mr. Engelsma is an attorney doing business as Engelsma BV.

(b)	The Reporting Person’s business address is Walsoordensestraat 70, NL-4588 KD Walsoorden, the Netherlands.

(c)
The business of the Reporting Person is a private company holding debt and equity investments in a variety of businesses, including the investment described in response to Item 4 of this statement and investments in other businesses in the same industry as the Issuer.

(d)	None of the Reporting Person, Mr. de Bliek nor Mr. Engelsma, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Person, Mr. de Bliek nor Mr. Engelsma, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Mr. de Bliek and Mr. Engelsma are citizens of the Netherlands.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock as to which beneficial ownership is claimed by the Reporting Person under Item 5 (the "Shares") are the subject of a pledge agreement (the "Pledge Agreement") executed in favor of the Reporting Person (as successor in interest to Commerzbank AG, a German corporation) by Slingsby Enterprises Limited, a company organized under the laws of Gibraltar ("Slingsby"), to secure certain indebtedness (the "Note") of the Issuer guaranteed by Slingsby. Slingsby is controlled by Berth H. Milton, the Issuer's Chairman and a principal stockholder of the Issuer. On or about July 6, 2010, the Reporting Person delivered a written demand for payment and notice of default to the Issuer, Slingsby, Mr. Milton and each member of the board of directors of the Issuer. The demand for payment included a demand for delivery of the pledged shares and formal notice to Slingsby, the Issuer and Mr. Milton that the Reporting Person claims sole voting power over the pledged shares. On May 27, 2010, the Reporting Person filed an action in New York Supreme Court, County of New York, against the Issuer and Slingsby to enforce the Issuer's payment obligation on the Note and for such other remedies as may be appropriate, including remedies available to the Reporting Person under the terms of the Pledge Agreement.

Item 4.	Purpose of Transaction

On or about April 17, 2003, the Reporting Person acquired the interests of Commerzbank AG with respect to the Note, the Pledge Agreement and related agreements, rights and remedies. The Issuer admits the existence of its indebtedness to the Reporting Person. The Issuer has failed and refused to cooperate with the Reporting Person in its attempted assertion of its right to cause the transfer to itself of 1,650,000 shares of the Common Stock as to which the Reporting Person holds a certificate under the Pledge Agreement. The Issuer has, in derogation of the Reporting Person's rights under the Pledge Agreement, instructed its transfer agent to refuse to transfer said shares of the Common Stock to the Reporting Person as provided for upon an event of default pursuant to the Pledge Agreement. In addition, sometime during the year 2008, Slingsby, in violation of express covenants of the Pledge Agreement to the contrary, caused a transfer of the remaining pledged shares of the Common Stock (3,950,000 shares) to another entity controlled by Mr. Milton. All of the Shares are reported as being owned beneficially by Mr. Milton in filings under Section 16 of the Securities and Exchange Act of 1934 (the "Exchange Act").

The Reporting Person intends to exercise its dispositive rights with respect to the Shares in such a manner as will be most likely to maximize recovery on the value of the Note and the Shares. Such action may include sale of Common Stock shares on the open market or in one or more private sales authorized by the Pledge Agreement. The Reporting Person intends to exercise its voting rights in a manner most likely to preserve and protect the value of the business of the Issuer and its ability to discharge the unpaid indebtedness. Consistent with its intent to maximize recovery on the value of the Note and the Shares, the Reporting Person may consider or propose plans or proposals with respect to the business and management of the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, and including the acquisition or disposition of Common Stock shares on the open market or in one or more private transactions.

The Reporting Person has consulted with certain other persons with respect to such persons’ investment or other interests in the Issuer’s Common Stock and its business.

The Reporting Person has, together with 2 other holders of the Issuer's Common Stock, authorized the filing of a complaint in Nevada state court under authority of Nevada Revised Statutes Section 78.650 for the appointment of a receiver and for injunctive relief to prevent the Issuer from issuing stock or taking other action not in the ordinary course of business. The complaint is being filed on grounds that the Issuer has been mismanaged by its present Chairman and board of directors.

No agreements or understandings have been reached between the Reporting Person and any other persons with respect to the exercise of voting rights or the solicitation of votes with respect to matters to be considered at the Issuer's annual meeting or otherwise, the acquisition or disposition of shares of Common Stock, or any other plans or proposals with respect to the business and management of the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person expressly disclaims membership in a group pursuant to Section 13(d) of the Exchange Act with any persons.

THIS SCHEDULE 13D IS NOT A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO TAKE ANY ACTION WITH RESPECT TO THE COMMON STOCK OF THE ISSUER. THE REPORTING PERSON IS NOT HEREBY SOLICITING, AND DOES NOT INTEND TO SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE ISSUER’S ANNUAL MEETING OF STOCKHOLDERS OR OTHERWISE.

(a)

(b)

(c)

(d)	The Reporting Person intends to exercise its voting rights to affect a change in the composition of the Issuer's Board of Directors.

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person claims beneficial ownership with respect to 5,600,000 shares of the Issuer's Common Stock.

(b)	The Reporting Person claims sole voting power and sole dispositive power with respect to all 5,600,000 shares. See response to Item 3, incorporated herein by this reference.

(c)	No shares were acquired by the Reporting Person within the past sixty days - see response to Item 3, incorporated herein by this reference.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
None

(d)	Not applicable - see response to Item 3 incorporated herein by this reference.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures in response to Items 3 and 4 are incorporated herein by this reference.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Consipio Holding BV

August 11, 2010	By:	/s/ Jacques de Bliek
Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)